Exhibit 99.3

Companies Law (Revised)

Company Limited by Shares

_____________________________________________________________________

AMENDED AND RESTATED
memorandum of association
OF
Shengfeng Development Limited

_____________________________________________________________________

Adopted by special resolution on [    ] 2026

Companies Law (Revised)

Company Limited by Shares

Amended and Restated
Memorandum of Association

of

Shengfeng Development Limited

Adopted by special resolution on [    ] 2026

1            The name of the Company is Shengfeng Development Limited.

2            The Company’s registered office will be situated at the office of Quality Corporate Services Ltd, PO Box 712, Suite 102, Cannon Place, North Sound Road, Grand Cayman Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3            The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Law (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4            The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Law (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5            Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)         the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Law (Revised); or

(b)         insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Law (Revised); or

(c)         the business of company management without being licensed in that behalf under the Companies Management Law (Revised).

6            The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7            The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8            The share capital of the Company is US$50,000 divided into 26,666,666.6666667 Class A Ordinary Shares of US$0.0015 each and 6,666,666.66666667 Class B Ordinary Shares of US$0.0015 each. Other than as set out in the preceding sentence, there is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Law (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)         redeem or repurchase any of its shares;

(b)         increase or reduce its capital;

(c)         issue any part of its capital (whether original, redeemed, increased or reduced):

(i)          with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)         subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; and

(d)         alter any of those rights, privileges, conditions, limitations or restrictions.

9            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.